Putnam Investments
One Post Office Square
Boston, MA 02109
February 28, 2012

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE:	Putnam Mortgage Recovery Fund (the "Fund")
Registration Statement on Form N-2 (File Nos. 811-22654 and 333-178890)

Ladies and Gentlemen:

On behalf of the Fund and the Fund’s underwriter, Putnam Retail Management Limited Partnership (“PRM”), pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned officer of the Fund and PRM hereby requests acceleration of effectiveness of the Fund's above-referenced registration statement on Form N-2 (the “Registration Statement”) to February 28, 2012, or as soon as possible thereafter.

As requested by the staff of the Securities and Exchange Commission (the “Commission”), the Fund acknowledges that should the Commission or its staff (the “staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that the staff contact my colleague Karen Kay at 1-800-225-2465, Ext. 11105 as soon as the registration statement has been declared effective.

Very truly yours,

/s/ Robert T. Burns

Robert T. Burns

Vice President, Putnam Mortgage Recovery Fund, and Secretary, Putnam Retail Management Limited Partnership

cc:	James E. Thomas, Esq.
Ropes & Gray LLP